November 29, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Jay Mumford
Amanda Ravitz, Assistant Director

Re:	Oculus Innovative Sciences, Inc.
Registration Statement on Form S-3
Filed October 21, 2011
File No. 331-177462

Dear Mr. Mumford and Ms. Ravitz:

I am securities counsel for Oculus Innovative Sciences, Inc. (the “Company”). Set forth below is the Company’s response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated November 1, 2011. The numbering of the response corresponds to the numbering of the comment in the letter from the Staff.

Exhibit 5.1

Comment 1:
We note that you intend to file your 5.1 opinion of counsel exhibit by a pre-effective amendment to this registration statement. Please allow sufficient time for us to conduct a substantive review of counsel’s opinion and resolve applicable comments, if any, prior to requesting effectiveness of this registration statement.

Response 1:	The Company will comply with this comment.

Exhibit 10.58

Comment 2:
Please ensure that your pending application for confidential treatment is granted prior to requesting acceleration of the effective date of this registration statement. Please see Section III.B.2 of Staff Legal Bulletin No. 1.

Response 2:	The Company will comply with this comment.

If you have further questions or comments, please feel free to contact me.  I am happy to cooperate in any way I can.

Regards,

/s/ Amy M. Trombly, Esq.
Amy M. Trombly, Esq.